Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067 www.xjet.com
express.press@expressjet.com
832.353.3333 **main** 877.958.NEWS **toll free**

News Release

EXPRESSJET REPORTS JANUARY 2010 PERFORMANCE

HOUSTON, Feb. 15, 2010 – ExpressJet Holdings, Inc. (NYSE: XJT), parent company of regional and charter airline operator, ExpressJet Airlines, Inc., today reported traffic and capacity results for January 2010.

Scheduled Flying

During the month, ExpressJet revenue passenger miles (RPM) totaled 611 million, and available seat miles (ASM) flown were 849 million. ExpressJet's January load factor, operating as Continental Express, was 72%. The company flew 54,867 block hours and operated 28,863 departures during the month as Continental Express. ExpressJet operated an average of 210 aircraft within its Continental Express operation during January 2010.

Corporate Aviation

ExpressJet flew 4,234 block hours during the month in its Corporate Aviation (charter) division, including 3,229 block hours flown under a short-term arrangement with United Airlines that began December 1. During the month, ExpressJet's fleet within the Corporate Aviation division consisted of four 41-seat aircraft and 26 50-seat aircraft.

Total Fleet

ExpressJet ended January 2010 with a fleet of 244 aircraft consisting of 208 operating as Continental Express, and 30 flying within Corporate Aviation (charter), including 10 operating as United Express. The remaining 6 aircraft were in various modification lines preparing for the multiyear arrangement that begins with United in May 2010.

About ExpressJet

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines serves 130 scheduled destinations in North America and the Caribbean with approximately 1,100 departures per day. Operations include a capacity purchase agreement for Continental as well as an announced agreement with United; providing clients customized 41-seat and 50-seat charter options (www.expressjet.com/charter); and supplying third-party aviation and ground handling services. For more information, visit www.expressjet.com.

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
PRELIMINARY STATISTICS

	Month Ending January 31, 2010		Month Ending January 31, 2009		Year Over Year Change	
	Continental Express	**Corporate Aviation**	**Continental Express**	**Corporate Aviation**	**Continental Express**	**Corporate Aviation**
Revenue Passenger Miles (millions)	611		530		15%	
Available Seat Miles (ASM) (millions)	849		777		9%	
Passenger Load Factor	72.0%		68.2%		3.8 pts	
Block Hours	54,867	4,234	51,470	1,197	7%	n/m
Departures	28,863		26,598		9%	
Stage Length	590		586		1%	
Fleet	210	34 *	214	30	(2%)	13%

	Continental Express	**Corporate Aviation**	**Continental Express**	**Corporate Aviation**	**Continental Express**	**Corporate Aviation**
Year to date						
Revenue Passenger Miles (millions)	611		530		15%	
Available Seat Miles (ASM) (millions)	849		777		9%	
Passenger Load Factor	72.0%		68.2%		3.8 pts	
Block Hours	54,867	4,234	51,470	1,197	7%	n/m
Departures	28,863		26,598		9%	
Stage Length	590		586		1%	
Fleet	210	34 *	214	30	(2%)	13%

* Includes 6 aircraft in various modification lines preparing for the multiyear arrangement that begins with United in May 2010.

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